

December 20, 2013

Via Email
Mr. Christopher T. Weber
Chief Financial Officer
Parker Drilling Company
5 Greenway Plaza, Suite 100
Houston, Texas

   Re: **Parker Drilling Company**
       Form 10-K for Year End December 31, 2012
       Filed on March 1, 2013
       File No. 001-07573

Dear Mr. Weber:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 40

1. We note that your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. Please tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows.

Notes to the Financial Statements

Note 16. Parent, Guarantor, Non-Guarantor Unaudited Consolidating Condensed Financial Statements, page 75

2.   We note that your 9.125% senior notes are guaranteed by substantially all of your restricted subsidiaries. These guarantees are described in your Form 10-K as full and unconditional and joint and several among the guarantors. Please tell us how you considered providing disclosure in your Form 10-K describing any qualifications to the subsidiary guarantees. For example, disclosing the circumstances on how they could be released.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) -551-3725 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director